Exhibit 5.3

To:	Case New Holland Inc

CNH Global NV

Tower B, 10th floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

6 April 2011

Dear Sirs,

Re:	Case New Holland Inc.

$ 1,500,000,000 7 7/8% Senior Notes due 2017

We have acted as special Belgian counsel to CNH Belgium NV, a Belgian limited liability company (“naamloze vennootschap”/”société anonyme”) with registered office at 8210 Zedelgem, Leon Claeysstraat 3a (registered with the Belgian Crossroads Bank for Enterprises under number 0400.444.803) (“CNH Belgium NV”) and New Holland Tractor Limited NV, a Belgian limited liability company (“naamloze vennootschap”/”société anonyme”) with registered office at 2030 Antwerpen, Wilmarsdonksteenweg 32 (registered with the Belgian Crossroads Bank for Enterprises under number 0402.618.690) (“New Holland Tractor Limited NV”) (CNH Belgium NV and New Holland Tractor Limited NV are hereinafter together referred to as the “Belgian Guarantors” and individually as “Belgian Guarantor”), in connection with the Registration Rights Agreement dated 28 June 2010 entered into between Case New Holland Inc., a Delaware corporation (the “Company”), CNH Global N.V., a Netherlands public limited liability company (the “Parent”), and certain subsidiaries of the Parent named therein (the “Guarantors”), including the Belgian Guarantors (the “Registration Rights Agreement”) pursuant to which the Company will prepare and file with the Securities and Exchange Commission (the “Commission”) the exchange offer registration statement on Form F-4 dated on or about 6 April 2011 (the “Registration Statement”) as required under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of $ 1,500,000,000 aggregate principal amount of the Company’s 7 7/8% Senior Notes due 2017 (the “New Notes”) that replace the currently outstanding 7 7/8% Senior Notes due 2017 (the “Old Notes”).

The New Notes and Old Notes are being issued under the Indenture, dated as of 28 June 2010, by and among the Company, the Parent, the Guarantors and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

In our capacity as special counsel, we are not generally familiar with the affairs of the Company and the Belgian Guarantors, and the opinion below is based only on the investigations and subject to the limits stated herein.

Except as otherwise indicated herein, capitalised terms used in this opinion are defined as set forth in the Purchase Agreement entered into between the Company, the guarantors named therein, including the Belgian Guarantors and Credit Suisse Securities (USA) LLC, UBS Securities LLC and Goldman, Sachs & Co. as the initial Purchasers on 22 June 2010 (the “Purchase Agreement”).

The Registration Rights Agreement, the Purchase Agreement and the Indenture are referred to hereafter as the “Transaction Documents”.

The Belgian Guarantors will grant new Guarantees (as defined in the Indenture) in relation to the New Notes, on the date on which these New Notes are being issued (the “New Guarantees”)

The law covered by this opinion is limited to the laws of Belgium on the date hereof and as generally interpreted as of the same date. We express no opinion on European Community law as it affects any jurisdiction other than Belgium, or on tax law unless if expressly mentioned in this opinion.

For the purpose of rendering this opinion, we have examined and relied exclusively upon the following documents:

(i)	the Transaction Documents;

(ii)	the Preliminary Offering Circular dated 21 June 2010 (the “Preliminary Offering Circular”) and the pricing supplement thereto dated 22 June 2010 (collectively, the “Pricing Disclosure Package”);

(iii)	the Final Offering Circular dated 22 June 2010 (the “Final Offering Circular”);

(iv)	the Registration Statement;

(v)	the co-ordinated articles of association most recently filed on 9 February 2007 with the Clerk of the Commercial Court of Bruges of CNH Belgium NV;

(vi)	the co-ordinated articles of association most recently filed on 13 February 2007 with the Clerk of the Commercial Court of Antwerp of New Holland Tractor Limited NV;

(vii)	all publications made by CNH Belgium NV in the Annexes to the Belgian State Gazette (“Moniteur Belge”/”Belgisch Staatsblad”) during the last six years, publicly available at the date of this opinion;

(viii)	all publications made by New Holland Tractor Limited NV in the Annexes to the Belgian State Gazette (“Moniteur Belge”/”Belgisch Staatsblad”) during the last six years, publicly available at the date of this opinion;

(ix)	a copy of the resolutions of the Board of Directors of CNH Belgium NV, dated 14 June 2010, authorising the execution of the Transaction Documents, the New Guarantees and the transactions contemplated thereby and appointing each director of CNH Belgium NV and Mr. Michael P. Going and Mr. Richard Tobin as signatory(ies) for the execution of the Transaction Documents and the New Guarantees (the “CNH Belgium Board Minutes”);

(x)	a copy of the resolutions of the Board of Directors of New Holland Tractor Limited NV, dated 14 June 2010, authorising the execution of the Transaction Documents,

the New Guarantees and the transactions contemplated thereby and appointing each director of New Holland Tractor Limited NV and Mr. Michael P. Going and Mr. Richard Tobin as signatory(ies) for the execution of the Transaction Documents and the New Guarantees (together with the CNH Belgium Board Minutes hereinafter referred to as the “Board Minutes”);

(xi)	a copy of the directors’ certificate dated 28 June 2010, in which Ann Mangelschots and Norbert Benoot make certain certifications on behalf of CNH Belgium NV;

(xii)	a copy of the directors’ certificate dated 28 June 2010, in which Luc De Splentere and Guy Adams make certain certifications on behalf of New Holland Tractor Limited NV;

(xiii)	a certificate dated 6 April 2011, issued by the Clerk of the Commercial Court of Bruges, department of Oostende stating that CNH Belgium NV has not been declared bankrupt until 6 April 2011 (00.00 am) nor has it been subject to any judicial and collective settlement procedure in Belgium with its creditors during that period; and

(xiv)	a certificate dated 6 April 2011, issued by the Clerk of the Commercial Court of Antwerp stating that New Holland Tractor Limited NV has not been declared bankrupt until 6 April 2011 (00.00 am) by the Commercial Court of Antwerp nor has it been subject to any judicial and collective settlement procedure in Belgium with its creditors during that period.

We assume that the Transaction Documents have been executed by the persons authorised to execute such Transaction Documents.

In preparing this opinion we have assumed without investigation that the Transaction Documents are legal, valid, binding and enforceable against all parties thereto other than the Belgian Guarantors, in accordance with their terms.

We have also assumed that the terms and provisions of the Transaction Documents and the New Guarantees have not been altered or will not be since their execution, and no party has taken or will take any decision or action or entered into any agreement that would affect the terms and conditions of the Indenture and the New Guarantees.

We have further assumed that:

(a)	the entering into the Transaction Documents and the New Guarantees is in the corporate interest of the Belgian Guarantors;

(b)	the terms and conditions of the New Guarantees will be substantially the same as the terms and conditions of the Guarantees granted by the Belgian Guarantors in connection with the Old Notes;

(c)	the maximum guarantee amount of the New Guarantees will not be greater than the Guarantees granted by the Belgian Guarantors in connection with the Old Notes;

(d)	the conduct of the parties to the Transaction Documents has complied and will continue to comply with any requirement of good faith, fair dealing and has not violated the public order and good morals;

(e)	the Transaction Documents have been signed on or prior to the date of this opinion by the persons mentioned in the Transaction Documents to be the signatory of such Transaction Document;

(f)	the New Guarantees will be duly signed after the date of this opinion by the persons mentioned in the Board Minutes to be the signatory of the New Guarantees; and

(g)	there are no agreements or understandings, written or oral, and no usage of trade or course of prior dealing that would, in either case, define, supplement, change or qualify the terms of the Transaction Documents.

Based upon the foregoing and subject to the qualifications made below, we are of the opinion that:

(i)	the Belgian Guarantors are duly organized, validly existing and in good standing under the Laws of Belgium;

(ii)	the Transaction Documents have been duly authorized, executed and delivered by the Belgian Guarantors and, assuming that the Transaction Documents are valid, binding and enforceable under New York law, each Transaction Document constitutes a valid and binding agreement of each Belgian Guarantor, enforceable against each Belgian Guarantor in accordance with its terms; and

(iii)	the New Guarantees have been duly authorized by the Belgian Guarantors and, when executed by the Belgian Guarantors and endorsed on the New Notes in the manner provided in the Indenture, and assuming that the New Guarantees are valid, binding and enforceable under New York law, the New Guarantees will constitute valid and binding obligations of the Belgian Guarantors, enforceable against the Belgian Guarantors in accordance with their terms.

Our opinion is subject to the following qualifications:

1	Enforcement of foreign judicial decisions

A final judgement handed down by a New York Court in respect of the Transaction Documents and the New Guarantees would only be recognised and enforced in Belgium after a review of the merits of the case by a Court of First Instance in Belgium and if such Belgian Court of First Instance is satisfied that the conditions, set out in Article 22 et seq. of the Belgian Conflict of Law Code, are fulfilled, such as (non-exhaustive list):

(a)	the judgement is not contrary to Belgian public policy or to the rules of Belgian public law;

(b)	the defendant’s rights of defence have been respected;

(c)	the court which has handed down the judgement was not competent for the sole reason of the nationality of the plaintiff;

(d)	the judgement is final pursuant to the laws of the State of New York; and

(e)	the certified copy of the judgement delivered to the Belgian Court satisfies the authenticity requirements of the laws of the State of New York or the applicable procedural rules.

It is generally accepted that a review of the merits of the case involves ensuring that “minimum” standards of law have been complied with.

With regard to the enforcement of foreign judgements in Belgium:

(a)	an official translation may be required of any documents not in the procedural language used by the Belgian Court (i.e., French, Dutch or German); and

(b)	a registration tax of 3% is due on any sum of money exceeding EUR 12,500 which a debtor is ordered to pay by a judgement enforceable in Belgium. Both the debtor(s) and the creditor(s) are responsible for the payment of the registration tax, it being understood that the maximum liability of the creditor(s) is fixed at half of the sum for which judgement is given in its (their) favour and of which payment is obtained. In order to secure payment of the registration tax (and possible fines) the tax administration has a priority right on the sums for which judgement is given.

2	Conflict of interest

A transaction may be declared null and void if the other party knew or should have known that a decision by the Board of Directors of each of the Belgian Guarantors has been taken in violation of the conflict of interest rules as provided in Article 523 Company Code or provides a wrongful or unlawful financial advantage to any of the directors of each of the Belgian Guarantors.

3	Trust

Failing any established concept of “trust” or “trustee” under the present Belgian legal system, we express no opinion on the precise nature, effect and enforceability in Belgium of the duties, rights and powers of the trustee and performance or exercise thereof.

4	Insolvency

Applicable bankruptcy, insolvency, liquidation, moratorium, reorganisation or other laws relating to fraudulent conveyances, judicial decisions or principles of equity relating to or affecting the enforcement of creditor’s rights or contractual obligations generally, including statutes of limitation, may affect the enforceability of the obligations of the Belgian Guarantors under the Transaction Documents and the New Guarantees.

5	Set-off

Belgian bankruptcy and moratorium law does not permit post-insolvency set-off. Claims against the Belgian Guarantors which become due and payable on or after the bankruptcy or request for a moratorium of the Belgian Guarantors – including any claim for indemnities triggered by the bankruptcy or moratorium – are therefore not eligible for set-off.

There are two exceptions to the general prohibition of set-off after bankruptcy, one applicable when mutual debts are closely interrelated and one for certain netting agreements. It must be said that case law is not always consistent in its application of the “close interrelation” test.

If the European Regulation no 1346/2000 regarding insolvency proceedings applies, and the law that governs the debt allows set-off in case of insolvency, Belgian receiver must allow set-off.

6	Choice of law

Under Belgian law, notwithstanding the recognition of New York law as the governing law of the Transaction Documents, the New Guarantees, the Pricing Disclosure Package and the Final Offering Circular:

(a)	effect may be given to certain provisions of the law of another jurisdiction with which the situation has a close connection, if, under the law of that jurisdiction, such provisions are mandatory irrespective of the governing law of the Indenture;

(b)	Belgian law will be applied to the extent it is mandatory irrespective of the governing law of the Indenture;

(c)	the application of New York law may be refused if it is manifestly incompatible with Belgian Laws of International Public Policy as elaborated on in qualification 7 below; and

(d)	regard will be had to the law of the jurisdiction in which performance takes place in relation to the manner of performance and the steps to be taken in the event of defective performance.

7	Belgian Laws of International Public Policy

It is uncertain whether the rules of Belgian law mentioned below would be considered as rules of international public policy. The enforceability in Belgium of the provisions of the New Notes and the Old Notes is therefore also uncertain.

7.1	Belgian legal provisions on loan agreements

Under Belgian law:

(a)	late payment interest may not accrue on any overdue amount at a rate exceeding the aggregate of 0.5% per annum and the rate of interest accruing on the principal amount when not overdue (article 1907 of the Civil Code);

(b)	prepayment fees may not exceed six months of interest on the prepaid amount, calculated at the rate of interest accruing on the principal amount (article 1907bis of the Civil Code).

7.2	Interest on Interest

Article 1154 of the Belgian Civil Code provides that a creditor may not claim interest on overdue interest, unless:

(a)	the overdue interest has accrued over a period of more than one year, and

(b)	the interest has formally been claimed by the creditor, or the debtor has agreed to pay it, after such period has effectively passed.

7.3	Liquidated damages

Liquidated damages may not be upheld or reduced by a Belgian court if they are deemed to constitute a penalty, i.e., when they exceed the damages which, at the time of signing the agreement providing for such liquidated damages, could have been foreseen by the parties as a result of an event of default under the Transaction

Documents, so that the party in favour of which such damages are stipulated would derive a larger benefit in case of default of the other party than in case of proper performance of the Transaction Documents.

8	Good faith and discretionary rights

Any determinations or certificates made or given by a party in its own discretion pursuant to the provisions of the Transaction Documents and which are under such Transaction Documents to be final, conclusive or binding, might be held not to be final, conclusive or binding if such determination or certificate could be shown to have been incorrect, unreasonable or arbitrary or not to have been given or made in good faith.

9	Further qualifications

This opinion is further subject to the effect of generally applicable rules of law that:

(a)	may restrict the enforceability of provisions limiting, releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves wilful negligence or misconduct, fraud or unlawful conduct. The enforceability of such provisions may also be restricted in cases where they have the effect of discharging a party of its obligations and depriving the obligations assumed by such party of any significance;

(b)	may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the contract; and

(c)	authorise Belgian courts to grant payment terms to debtors in exceptional circumstances.

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This opinion letter is limited to the laws of Belgium. The Courts of Brussels shall have exclusive jurisdiction should a controversy arise as a result of this opinion. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions expressed above, including any changes in applicable law which may hereafter occur.

We assume no obligation to advise you (or any other person entitled to rely on this opinion) of subsequent changes in, or in the interpretation of, Belgian law.

This opinion is rendered solely to you and for your exclusive benefit and may not, without our prior written consent, be used, circulated, quoted or referred to by any other person or entity or for any other purpose than in connection with the transactions contemplated in the Transaction Documents and the New Guarantees.

We hereby consent to the filing of this opinion letter as an Exhibit to the Registration Statement and to the reference to our firm under the caption “Validity of the New Notes”. In giving such consent, we do not thereby admit that we are within the category of persons for whom consent is required by Section 7 of the Securities Act or the related rules promulgated by the Commission thereunder.

Yours faithfully,

Johan De Bruycker